

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

<u>Via E-mail</u>
Vlad Sklyarevich
President
Gyrotron Technology, Inc.
3412 Progress Drive
Bensalem, PA 19020

> **Re:     Gyrotron Technology, Inc.**
> **Registration Statement on Form 10**
> **Filed December 10, 2014**
> **File No. 000-55294**

Dear Mr. Sklyarevich:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  Where we refer to a prior comment, the comment numbers refer to the numbers in our November 14, 2014 letter to you.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  Please note that this filing will become effective automatically 60 days after the date you initially filed it.  If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding.  You could then refile when you are prepared to resolve the comments.  Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business, page 4

1.     Please expand your response to prior comment 2 to clarify what you mean by "integration of the gyrotron and related equipment into [your] customers' manufacturing processes." In this regard, we note your disclosure on this page that you do not produce or sell gyrotrons and do not expect to generate revenues from leasing gyrotrons in the future.

Results of Operations, page 15

2.      We note your revised disclosure on page 16 regarding increases in your selling, general and administrative expenses for the three and nine months ended September 30, 2014. Please revise to quantify separately the amount of consulting fees, professional fees, and personnel expenses for each comparable period. Also clarify what those expenses entailed.

Directors and Executive Officers, page 20

3.      We note your revised disclosure in response to prior comment 8 that Dr. Sklyarevich "has numerous patents . . . relating to uses of the gyrotron." With a view toward clarified disclosure, please tell us whether those patents are the same as the ones disclosed on pages 12 and 13. If the patents are the same, please file as an exhibit to your registration statement the agreement pursuant to which Dr. Sklyarevich licenses those patents to you and provide the disclosure required by Item 404 of Regulation S-K.

Exhibits

4.      Some of your exhibits appear to be missing exhibits and schedules. For example, exhibits 10.4 and 10.5 are missing exhibits B and C. Please file complete exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director


cc (via e-mail):       David Lubin, Esq.
                       David Lubin & Associates, PLLC